Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

October 27, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on October 27, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On October 27, 2021, the Company announced that that it has agreed to made a CAD$450,000 investment in Network Entertainment, Inc., an award-winning media production company, as a means to gain exposure to Network's emerging non-fungible token (NFT) business.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated October 27, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

October 27, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 27, 2021

HIVE Blockchain Technologies Announces

Strategic Investment in NFT Business

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that it has agreed to made a CAD$450,000 investment in Network Entertainment, Inc., ("Network"), an award-winning media production company, as a means to gain exposure to Network's emerging non-fungible token (NFT) business.

Trading as Network Media Group, Inc. (TSX.V: NTE.V) (OTCMKTS: NETWF), Network Entertainment has created, financed, and produced dozens of feature documentaries, documentary series, and related premium content that have garnered major awards, generated record ratings, and achieved unparalleled media coverage around the world. Network's projects include the Academy Award-shortlisted documentary on Muhammad Ali, Facing Ali; The Age of A.I. series, in partnership with and starring Robert Downey Jr.; the PUNK series,, executive produced by Iggy Pop and John Varvatos; the feature documentary Johnny Cash: American Rebel; and Network's popular "I Am" slate of feature documentaries for Paramount which has spotlighted some of the biggest names in entertainment, sports and activism from the 20th century among its 14 current titles, including Bruce Lee, Evel Knievel, Steve McQueen, Chris Farley, Heath Ledger, Patrick Swayze, Paul Walker, Richard Pryor, and JFK Jr. Network's lineup of current productions includes the recently announced partnership with MRC Non-Fiction to produce a feature documentary on groundbreaking artist Sly Stone, which will be directed by four-time Grammy and Sundance Film Festival winner Ahmir "Questlove" Thompson, and executive produced by Oscar and Emmy award-winner Common.

Capitalizing on Network's global reputation as creators and producers of premium content, and the company's relationship with talent and intellectual property holders, Network has recently announced that it intends to create and distribute NFTs, utilizing content and relationships built from its library of premium films and series, as well as from upcoming projects, valued global partnerships, and third party intellectual property. In September, Network appointed blockchain and digital asset investment expert Tom Lombardi to the role of Strategic Advisor for NFT research and development.

NFTs Generated a Record $2.5 Billion in First Half of 2021

NFTs are crypto assets that represent ownership of a unique digital item such as an image, song, meme, tweet or video clip. Ownership is recorded on an open blockchain, often the Ethereum network, allowing owners to buy and sell an NFT on a specialized marketplace in place of the property it represents.

Like cryptos in general, NFTs are a booming new market, having seen $2.5 billion in trading in the first half of 2021, up from just $13.7 million a year earlier. Many celebrities and content creators, including Snoop Dogg, Paris Hilton, Tony Hawk and Martha Stewart, have participated in the space. Coinbase, one of the world's largest crypto exchanges, recently announced plans to launch Coinbase NFT, a "peer-to-peer marketplace that will make minting, purchasing, showcasing and discovering NFTs easier than ever," according to the company's website. Within 24 hours of its October 12 announcement, Coinbase NFT had acquired more than 1 million names to its waitlist.

HIVE Getting Early Exposure to the NFT Craze

A crypto mining firm with facilities in Sweden, Iceland and Canada, HIVE is keen to explore the NFT space, and it sees great potential in what Network Entertainment has planned for its intellectual property (IP). Toward that end, the Company is investing CAD$450,000 in Network, the equivalent of 3 million shares at CAD$0.15. Other investors in Network include U.S. Global Investors, Inc. (Nasdaq: GROW), which owns unsecured convertible HIVE debentures as well as common share purchase warrants.

HIVE Executive Chairman Frank Holmes endorses the Network Entertainment team, stating: "We're backing a strong team at Network Entertainment. I've known Board Member Tim Gamble for years, who's a true visionary, having co-founded and been a former CEO of Thunderbird Entertainment Group, Inc. (TSX.V: TBRD). Network has a rich portfolio of intellectual property, and I'm excited to see how it can be monetized using NFTs. Most NFTs operate on the Ethereum network, as does its native currency Ether, which HIVE mines, along with Bitcoin, using only 100% green renewable energy. As NFTs increase in demand, so too should the demand for Ether. HIVE is well positioned to benefit from the increased need for Ether, making its investment in Network a potential win-win for both companies."

HIVE's investment in Network Entertainment will mark the Company's second equity investment of the year. The first was a share-swap with DeFi Technologies, Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), completed in April 2021, in which HIVE acquired 5% of the company and DeFi received approximately 1% of HIVE shares in return. DeFi Technologies Chief Strategy Officer, Diana Biggs, was named to the HIVE Blockchain Switzerland AG Board of Directors in October, joining recently appointed HIVE Sweden President and Board Member Johanna Thörnblad.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about statements regarding the impact of the Restated Documents the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the risk that additional information may arise subsequent to the filing of the Restated Documents; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.